UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

Aethrion Center
40 Ag. Konstantinou Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The following sets forth the Board of Directors practices and corporate governance of Euroseas Ltd. (the “Company”).  This information updates the information contained in the section entitled “Board Practices – Corporate Governance” under Item 6 of the Company’s Form 20-F filed for 2008.

Corporate Governance

The Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, the Company is exempt from many of NASDAQ’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with NASDAQ corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. The practices followed by the Company in lieu of NASDAQ’s corporate governance rules are described below.

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The Company is not required under Marshall Islands law to maintain a board of directors with a majority of independent directors, and the Company cannot guarantee that the Company will always in the future maintain a board of directors with a majority of independent directors.

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In lieu of a compensation committee comprised of independent directors, the Company’s Board of Directors will be responsible for establishing the executive officers’ compensation and benefits. Under Marshall Islands law, compensation of the executive officers is not required to be determined by an independent committee.

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In lieu of a nomination committee comprised of independent directors, the Company’s Board of Directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in the Company’s bylaws.

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In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest are disclosed and the shareholders are entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a simple majority vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

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As a foreign private issuer, the Company is not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, the Company will notify the Company’s shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, the Company’s bylaws provide that shareholders must give the Company advance notice to properly introduce any business at a meeting of the shareholders. The Company’s bylaws also provide that shareholders may designate in writing a proxy to act on their behalf.

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In lieu of holding regular meetings at which only independent directors are present, the Company’s entire board of directors, a majority of whom are independent, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.

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The Board of Directors adopted an equity incentive plan in October 2007 which replaced the prior equity incentive plan. Shareholder approval was not necessary to terminate the original equity incentive plan or to establish a new equity incentive plan since Marshall Islands law permits the Board of Directors to take these actions. The Company has filed the appropriate documentation with the Nasdaq Global Market reflecting this event.

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In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

Other than as noted above, the Company is in full compliance with all other applicable NASDAQ corporate governance standards.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD. (registrant)

Dated: September 16, 2009	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
President